UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Commission File No. 000-55088

Oroplata Resources, Inc.

(Exact name of registrant as specified in its corporate charter)

Nevada	33-1227980
(State of Incorporation)	(IRS Employer Identification No.)

Calle Gregorio de Lora, #5

Puerto Plata, Dominican Republic

 (Address of principal executive offices)

(809) 970-2373

 (Registrant's telephone number)

Oroplata Resources, Inc.

Calle Gregorio de Lora, #5

Puerto Plata, Dominican Republic

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

This Information Statement is being mailed on or about June 3, 2016, to the shareholders of record of common stock of Oroplata Resources, Inc., a Nevada corporation (“we”, “us”, or the “Company”), as of the close of business on June 1, 2016 (the “Record Date”).  You are receiving this Information Statement in connection with the resignation and appointment of certain persons that will change a majority of the Company’s Board of Directors pursuant to a change of control transaction as detailed herein.

Description of the Change in Control

On May 31, 2016, a change in control of the Company occurred. On that date, Ruben Ricardo Vasquez (“Mr. Vasquez”), our sole officer and director, sold his shares in a private transaction to Mr. Craig Alford (“Mr. Alford”), who will subsequently become the sole officer and director of the Company. The shares sold represented an aggregate of 25,000,000 shares of the Company’s restricted Common Stock. After the sale of Mr. Vasquez’s stock, he has no further no ownership of any voting securities of the Company.

To the Company's knowledge, there are no arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

Effective as of May 31, 2016, Mr. Vasquez resigned from all officer positions with the Company. Upon such resignation, Mr. Alford was appointed as the President and Chief Executive Officer, Chief Financial Officer and Treasurer, and Secretary of the Company.  Mr. Alford has accepted such appointments.

Also, effective as of June 13, 2016, Mr. Alford will be appointed as the sole director of the Company. Mr. Alford has accepted such appointment. Thereupon, Mr. Vasquez will resign a director of the Company.

Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Company, Mr. Alford will become the sole member of the Board of Directors.

VOTING SECURITIES

Our Articles of Incorporation authorize us to issue 500,000,000 shares of common stock. As of the Record Date, 40,000,000 shares of our common stock were issued and outstanding and 0 shares of our common stock were reserved for options, warrants or other commitments.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion rights or sinking fund provisions for the common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to Change of Ownership

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of the Record Date, by: (i) each of our current directors; (ii) each of our current executive officers; and (iii) each person or group known by us to beneficially own more than 5% of our issued and outstanding shares of common stock.  Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

As of the Record Date, there were 40,000,000 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days.

Name and Address of Beneficial Owner	Title of Class	Amount &Nature of Beneficial Ownership (1)	Percent of Class (2)
Ruben Ricardo Vasquez Calle Gregorio de Lora, #5 Puerto Plata, Dominican Republic	Common	25,000,000	62.5%
All Officers and Directors as a Group (1)	Common	25,000,000	62.5%

(1) The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Based on 40,000,000 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days as of the date of this Filing.

Subsequent to Change of Ownership

The following table sets forth certain information subsequent to the change of ownership concerning the number of shares of our common stock that will be owned beneficially by: (i) each of our incoming directors; (ii) each of our incoming executive officers; and (iii) each person or group known by us who will beneficially own more than 5% of our issued and outstanding shares of common stock following the Closing.  Unless otherwise indicated, the shareholders listed below will possess sole voting and investment power with respect to the shares they will own.

Subsequent to the Closing of the Share Exchange Agreement, there will be 40,000,000 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days.

Name and Address of Beneficial Owner	Title of Class	Amount &Nature of Beneficial Ownership (1)	Percent of Class (2)
Craig Alford 9 Ruttan Street Thunder Bay, ON CANADA	Common	25,000,000	62.5%
All Officers and Directors as a Group (1)	Common	25,000,000	62.5%

(1) The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table will have sole voting and investment power with respect to all shares of common stock shown that will be beneficially owned by them following the Closing, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Based on 40,000,000 common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days, subsequent to the Closing of the Share Exchange Agreement.

(3) Pursuant to the purchase of the shares by Mr. Alford, as discussed above, Mr. Alford has been appointed as the Company's President and Chief Executive Officer, Chief Financial Officer and Treasurer, and Secretary.

DIRECTORS AND EXECUTIVE OFFICERS

Identification of Current Executive Officers and Directors of the Company

Our outgoing executive officer and director is as follows:

Name	Position(s) Held	Tenure
Ruben Ricardo Vasquez Age 41	President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director	From November 2014 to present

The background and business experience of our sole executive officer and director is as follows:

Ruben Ricardo Vasquez –  Mr. Vasquez attended Catholic University in Santiago, Dominican Republic where he obtained a degree in marketing. Subsequently he attended the University of Technology in Santiago where he majored in accounting. In 2008 he was appointed General Manager of Garcia Ramirez & Associates where he was responsible for the supervision and leading of a team to achieve the company's goals since the company is an importer and exporter of products in the Dominican Republic but having its principal operations in Panama. Vasquez was in charge of the coordination and logistics of both the national and international operations. In 2010 he joined Banco Popular as Platform Manager responsible for banking operations and employee supervision. In 2013 he became General Manager of Unik Marketing responsible for identifying new target markets for different companies wanting to expand their sales to other customers. He became the President of the Miramar Group where he was in charge of a group of employees consisting of five auditors and six market experts whose main purpose was to develop new marketing ideas and assist corporations with their audit services and tax structuring. His group was responsible in the preparation of annual, semi-annual and monthly audits, tax reports and financial reports in order to adhere to the various new accounting regulations.

Identification of Incoming Executive Officers and Directors of the Company

The following changes to our Executive Officers and Board of Directors shall occur pursuant to the change in ownership of the Company:

•

Mr. Vasquez, the Company’s current sole officer and director, shall tender his resignation from all positions held with the Company; and

•

Mr. Alford shall be appointed as the Company’s sole officer and director.

Our incoming executive officer and director is as follows:

Name and Age	Position	Proposed Term
Craig Alford, Age 53	President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director	1 year until the Company’s next annual meeting of shareholders or until his successor is duly elected and qualified.

The background and business experience of our incoming sole executive officer and director is as follows:

Craig Alford – Mr. Alford holds both a Bachelor of Science (Hons) and a Master of Science in Geology. He is a registered Professional Geoscientist (P.Geo) in Ontario and is a Qualified Person, as defined in National Instrument 43-101. During his 30 years of experience worldwide, Mr. Alford has designed, managed and provided technical direction for projects throughout North and South America, China, Central Asia, Russia, Australia and Africa. Mr. Alford's experience has included senior positions for a number of large mining companies including, Zijin Mining Group, China Railway, and Teck Mining Ltd.  During Mr. Alford's tenure with the Zijin Mining Group he was part of the team that was responsible for an approximate $80 million investment in Pretium Resources Inc. Pretium now has production targeted for its Northern BC, Canada site in 2017. The other major investments Mr. Alford was involved with at Zijin was the $298 million investment into Barrick Gold Porgera mine and the $412 million investment into Ivanhoe Mines Ltds' Kamoa Copper Project. The Kamoa project is expected to be one of the biggest copper mines in the world.  Mr. Alford has negotiated with several Heads of State, as well as assisting the World Bank and the China-Africa Development Fund in tax policy, planning and investment risk.

Significant Employees

We have no significant employees other than the officers and directors described above.

Family Relationships

There are no family relationships among our current and incoming officers, directors or persons nominated for such positions.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has been involved in the following:

(1)

A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)

Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.

Engaging in any type of business practice; or

iii.

Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.

Any Federal or State securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.

Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us under Rule 16a-3(e) during the year ended July 31, 2012, Forms 5 and any amendments thereto furnished to us with respect to the year ended September 30, 2015, and the representations made by the reporting persons to us, we believe that during the year ended September 30, 2015, our executive officers and directors and all persons who own more than ten percent of a registered class of our equity securities complied with all Section 16(a) filing requirements.

Code of Ethics

We have adopted an informal Code of Ethics that applies to our officers and directors, which we feel is sufficient at this time given that we are still in the start-up, development stage and have no employees other than our officers and directors.

Committees of the Board of Directors

We do not presently have a separately designated standing audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board of Directors. The functions of those committees are currently undertaken by our Board of Directors. Because we have only one director, we believe that the creation of these committees, at this time, would be cumbersome and constitute more form over substance.

Audit Committee

We have not established a separately designated standing audit committee nor do we have an audit committee financial expert serving on our Board of Directors. However, the Company intends to establish a new audit committee of the Board of Directors that shall consist of independent directors.  The audit committee’s duties will be to recommend to the Company’s board of directors the engagement of an independent registered public accounting firm to audit the Company’s financial statements and to review the Company’s accounting and auditing principles.  The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent registered public accounting firm, including their recommendations to improve the system of accounting and internal controls.  The audit committee shall at all times be composed exclusively of directors who are, in the opinion of the Company’s board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Related Party Transactions and Director Independence

Currently, there are no contemplated transactions that the Company may enter into with our current or incoming officers, directors or affiliates. If any such transactions are contemplated, we will file such disclosure in a timely manner with the Commission on the proper form so that any such transaction is available for the public to view.

The Company has no formal written employment agreement or other contracts with our current or incoming officers and directors and there is no assurance that the services to be provided by them will be available for any specific length of time in the future. The amounts of compensation and other terms of any full time employment arrangements would be determined, if and when, such arrangements become necessary.

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The OTCBB on which shares of our common stock are quoted does not have any director independence requirements. The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

According to the NASDAQ definition, Mr. Vasquez is not an independent director because he is also an executive officer of the Company.  Further, our incoming director, Mr. Alford, will not be an independent director because he will also serve as an executive officer of the Company.

Review, Approval or Ratification of Transactions with Related Persons

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separated or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Board Meetings and Committees; Annual Meeting Attendance

The Board of Directors did not hold any general meetings during the Company’s last fiscal year ended September 30, 2015. The Company has no committees. We do not have a formal policy regarding frequency of Board meetings or annual meetings of shareholders.

Shareholder Communications

The Board of Directors encourages shareholders to send communications to the Board or to individual members of the Board. Such communications, whether by letter, e-mail or telephone, should be directed to the Chairman of the Company, who will forward them to the intended recipients.  However, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of the Chairman or the Chairman’s designee, may not be forwarded to the directors.

If a shareholder wishes to communicate to the Board about a concern relating to the Company’s financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Board in care of the Chairman at the Company’s headquarters. If the concern relates to the Company’s governance practices, business ethics or corporate conduct, the concern likewise should be submitted in writing to the Chairman at the Company’s headquarters address.  If the shareholder is unsure as to which category his or her concern relates, he or she may communicate it to any one of the directors in care of the Company’s Secretary. The Company’s “whistleblower” policy prohibits the Company or any of its employees from retaliating or taking any adverse action against anyone for raising a concern.  If a shareholder or employee nonetheless prefers to raise his or her concern in a confidential or anonymous manner, the concern may be directed to the Chairman at the Company’s headquarters.

Shareholders who wish to contact our Board may do so by writing to c/o Corporate Secretary, Oroplata Resources, Inc., Calle Gregorio de Lora, #5, Puerto Plata, Dominican Republic, or by telephone at (809) 970-2373 or by email to oroplataresources@keemail.me specifying whether the communication is directed to the entire Board or to a particular director.  Shareholder letters are screened by Company personnel to filter out improper or irrelevant topics, such as solicitations, and to confirm that that such communications relate to matters that are within the scope of responsibilities of the Board or a Committee.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our current or incoming directors, officers or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our executive officers during the years ended September 30, 2015 and 2014.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compens-ation ($)	Total ($)
Ruben Ricardo Vasquez President, CEO, CFO, Secretary and Director	2015	0	0	0	0	0	0	0	0
	2014	0	0	0	0	0	0	0	0

Narrative Disclosure to Summary Compensation Table

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Outstanding Equity Awards at Fiscal Year-End

There are no current outstanding equity awards to our executive officers as of May 31, 2016.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

Directors receive no extra compensation for their services to our Board of Directors.

NO DISSENTERS' RIGHTS

Under Nevada corporate law, shareholders are not entitled to dissenters’ rights with respect to the transactions described in this Information Statement.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy our reports or other filings made with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.W., Washington, DC 20549.  You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can also access these reports and other filings electronically on the SEC’s web site, www.sec.gov.

By Order of the Board of Directors,

Date:  June 3, 2016

/s/ Ruben Ricardo Vasquez

Ruben Ricardo Vasquez

President, CEO and Sole Member of the Board of Directors